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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Milliken, Christopher, C.		Boise Cascade Corporation (BCC)
	150 Pierce Road	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/31/2003					03/31/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Itasca, IL 60143 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Sr. Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													4,600		D

	Common Stock													7,234.8467		I		By BCC Thrift Plan (a)

	Preferred Stock													1,209.7018		I		Held by ESOP Trustee (a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$27.50

	Stock Option (Right to Buy)		$24.75

	Stock Option (Right to Buy)		$35.60

	Stock Option (Right to Buy)		$27.76

	Phantom Stock Units		(b)		03/31/2003				A			251.027

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		07/28/2010		Common Stock					47,133		D

		09/28/2010		Common Stock					4,900		D

		07/27/2011		Common Stock					61,900		D

		07/25/2012		Common Stock					61,700		D

				Common Stock			$21.85		8,660.4866		D

Explanation of Responses:

(a) Represents number of shares beneficially owned as of March 31, 2003, based on information from plan administrator.
(b) Each phantom stock unit is equal in value to one share of the company's common stock.

/s/ Karen Gowland, POA for Christopher C. Milliken	5/1/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

LIMITED POWER OF ATTORNEY

     I, Christopher C. Milliken, hereby authorize and designate Karen E. Gowland, John W. Holleran, and Cydni J. Waldner, each acting individually, my true and lawful attorneys in fact, to execute and file with the Securities and Exchange Commission and New York Stock Exchange any Form 4 and Form 5 under Section 16 of the Securities Exchange Act of 1934, from time to time to the extent such execution and filing may be necessary in order to comply with the requirements of Section 16 and the regulations thereunder.

     This instrument shall be interpreted as a limited power of attorney, and the rights and powers granted are expressly limited to the rights and powers described herein.

     The rights and powers granted in this instrument shall remain in full force and effect until I give notice to the attorneys in fact named above, in writing, that the power is terminated or 12 months after I cease to be an executive officer of Boise Cascade Corporation.

     Dated:  August 13, 2002

                                      /s/ Christopher C. Milliken
___________________________